Mail Stop 4561
      								December 15, 2005
William L. Sklar
President
PaperFree Medical Solutions, Inc.
121 West Sycamore Streeto
Kokomo, Indiana 46901

Re:	PaperFree Medical Solutions, Inc.
      Preliminary Information Statement on Schedule 14C
      Registration No. 333-86706
      Filed on December 9, 2005

Dear Mr. Sklar:

This is to advise you that we have performed a limited review of the
Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1. You state that stockholders holding a majority of your shares have approved this proposal by written consent. Please revise your disclosure to note the stockholders that approved the proposal along with a table showing the number of shares and the percent of outstanding shares that they hold.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3694.


      Sincerely,



      Owen Pinkerton
      Senior Counsel



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William L. Sklar
PaperFree Medical Solutions, Inc.
December 9, 2005
Page 1